GLOBAL LINKS CORP.
                              3571 East Sunset Road
                             Las Vegas, Nevada 89120
                            Telephone (702) 948-5500

                                January 14, 2005


VIA EDGAR


United States Securities and Exchange Commission
Mail Stop 0304
Washington, D.C. 20549

     Re:  Global Links Corp. Form POS AM
          ------------------------------

Ladies and Gentlemen:

     Global Links Corp. requests the withdrawal of the Company's Post-Effective Amendment (POS AM), file number 333-117712, filed on December 23, 2004. The live filing of the POS AM was the result of mistake by the Company's EDGAR filing agent.

     If you have any questions, please contact me or Norman T. Reynolds of Glast, Phillips and Murray, P.C. at (713) 237-3135.

                                        Very truly yours,

                                        /s/  Frank J. Dobrucki

                                        Frank J. Dobrucki
                                        President